UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42473

LOGPROSTYLE INC.

3-6-23 Kitaaoyama

Minato-ku, Tokyo 107-0061, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 7, 2025, LogProstyle, Inc. (the “Company”) issued a press release announcing that all matters presented at its Annual General Meeting of Shareholders (the “AGM”) held on June 30, 2025 were approved, and that in particular, the shareholders approved establishment of a performance share plan. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

On July 7, 2025, the Company also issued a press release announcing shareholder approval at the AGM of the distribution of a cash dividend of USD $0.023 per share, or USD $543,454 in aggregate. The cash dividend is payable on August 5, 2025, to the Company’s holders of record at the close of business on July 7, 2025, with the ex-dividend date of the same day. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Also on July 7, 2025, the Company issued a press release announcing that its Board of Directors approved a Share Repurchase Program (the “Repurchase Program”), in the maximum amount and class of shares to be acquired of up to 1,086,910 common shares. The maximum aggregate purchase price of the shares within the Repurchase Program is USD $543,455, to be executed between July 1, 2025 and June 30, 2026 through open market acquisition of shares on the NYSE American. A copy of the press release is attached hereto as Exhibit 99.3 and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No	Description
99.1	Press release of the registrant (relating to shareholder approval of establishment of a performance share plan), issued on July 7, 2025.
99.2	Press release of the registrant (relating to shareholder approval of distribution of a cash dividend), issued on July 7, 2025.
99.3	Press release of the registrant (relating to Board of Director approval of a share repurchase program), issued on July 7, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOGPROSTYLE INC.

Date: July 7, 2025	By:	/s/ Yasuyuki Nozawa
Yasuyuki Nozawa
Chief Executive Officer, President, and Representative Director